FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

TOP Ships Inc (the “Company”) announced that its Board of Directors (the “Board”) at a meeting today determined that QVT Financial LP (“QVT”), a shareholder of the Company, is not an “Acquiring Person” as such term is defined in the Company’s Stockholder Rights Agreement (the “Rights Agreement”).  The Board based its decision on information received from QVT that it became the beneficial owner of an amount of common stock of the Company exceeding 15% of the Company's outstanding common stock without knowledge of the consequences of such level of ownership under the Rights Agreement and without any intention of changing or influencing control of the Company.  QVT has agreed with the Company to reduce its position to under 15% no later than January 18, 2008, to refrain from acquiring any common stock of the Company until that time and that its beneficial ownership of shares thereafter will not exceed such level as would make QVT an Acquiring Person under the Rights Agreement without the prior written consent of the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: December 19, 2007	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

SK 23116 0001 840441